Exhibit 99.1

PRESS RELEASE

Magic Software Reports Second Quarter 2023 Financial Results.

Revenues for the second quarter of 2023 increased by approximately 0.4% to a record-breaking second quarter result of $137.6 million and 4.4% on a constant currency basis, compared to $137.0 million in the same period of the previous year.

Operating income for the second quarter of 2023 increased by approximately 3.2% to a record-breaking second quarter result of $15.4 million and 7.3% on a constant currency basis, compared to $15.0 million in the same period of the previous year.

Or Yehuda, Israel, August 14, 2023 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) (“the Company”), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the second quarter ended June 30, 2023.

Summary Results for the Second Quarter 2023 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q2 2023	Q2 2022	% Change	Q2 2023	Q2 2022	% Change
Revenues	$137.6	$137.0	0.4%	$137.6	$137.0	0.4%
Gross Profit	$40.3	$36.6	10.1%	$41.6	$38.2	9.1%
Gross Margin	29.3%	26.7%	260 bps	30.3%	27.9%	240 bps
Operating Income	$15.4	$15.0	3.2%	$18.4	$17.8	3.7%
Operating Margin	11.2%	10.9%	30 bps	13.4%	13.0%	40 bps
Net Income (*)	$11.3	$9.6	18.2%	$13.5	$11.7	15.6%
Diluted EPS	$0.23	$0.19	21.1%	$0.28	$0.24	16.7%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the Second Quarter Ended June 30, 2023

●	Revenues for the Second quarter of 2023 increased by 0.4% to a record-breaking second quarter result of $137.6 million, compared to $137.0 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended June 30, 2022), revenues for the second quarter of 2023 would have increased by 4.4% to a record breaking second quarter result of $143.0 million.

●	Operating income for the second quarter of 2023 increased by 3.2% to $15.4 million, compared to $15.0 million in the same period of the previous year. On constant currency basis, (calculated based on average currency exchange rates for the three months ended June 30, 2022), operating income for the second quarter of 2023 would have increased by 7.3% to a record breaking second quarter result of $16.1 million. Operating income for the second quarter of 2023 included $0.6 million recorded with respect to cost of share-based payment to employees compared to $0.1 million recorded in the same period of the previous year.

●	Non-GAAP operating income for the second quarter of 2023 increased by 3.7% to $18.4 million, compared to $17.8 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended June 30, 2022), non-GAAP operating income for the second quarter of 2023 would have increased by 7.1% to a second quarter record-breaking result of $19.1 million.

●	Net income attributable to Magic Software’s shareholders for the second quarter of 2023 increase by 18.2% to $11.3 million, or $0.23 per fully diluted share, compared to $9.6 million, or $0.19 per fully diluted share, in the same period of the previous year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the second quarter of 2023 increased by 15.6% to $13.5 million, or $0.28 per fully diluted share, compared to $11.7 million, or $0.24 per fully diluted share, in the same period of the previous year.

●

Magic is lowering its 2023 annual revenue guidance range from $585 - $593 million to $570 - $580 million. This revenue change is primarily due to exchange rate headwind of NIS versus the US Dollar, as well as the continuous slowdown in IT spending which we are currently experiencing versus 2022 across our operations in North-America impacted by macro environment uncertainty. Based on a constant currency basis of the year 2022, our revenue growth rate for the year 2023 would have been 4.5%-6.2% with revenues at the range of $592 - $602 million.

Summary Results for First Half 2023 (USD in millions, except per share data)

	GAAP			Non-GAAP
	H1 2023	H1 2022	% Change	H1 2023	H1 2022	% Change
Revenues	$280.0	$275.7	1.6%	$280.0	$275.7	1.6%
Gross Profit	$79.2	$74.2	6.8%	$81.8	$77.1	6.0%
Gross Margin	28.3%	26.9%	140 bps	29.2%	28.0%	120 bps
Operating Income	$30.8	$31.1	-1.0%	$36.9	$36.9	-
Operating Margin	11.0%	11.3%	(30) bps	13.2%	13.4%	(20) bps
Net Income (*)	$21.4	$19.3	11.1%	$26.4	$24.7	6.8%
Diluted EPS	$0.44	$0.39	12.8%	$0.54	$0.50	8.0%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the First Half Ended June 30, 2023

●	Revenues for the first half period ended June 30, 2023 increased by 1.6% to $280.0 million compared to $275.7 million in the same period last year. On a constant currency basis, revenues for the first half period ended June 30, 2023, increased by 6.2% compared to the same period of the previous year.

●	Operating income for the first half ended June 30, 2023 decreased by 1.0% to $30.8 million compared to $31.1 million in the same period last year. On constant currency basis, (calculated based on average currency exchange rates for the three months ended June 30, 2022), operating income for the first half period ended June 30, 2023 would have increased by 4.8% to a record breaking first half result of $32.6 million.

●	Non-GAAP operating income for the first half ended June 30, 2023, remained constant at $36.9 million compared to the same period last year. On constant currency basis, (calculated based on average currency exchange rates for the three months ended June 30, 2022), Non-GAAP operating income for the first half period ended June 30, 2023 would have increased by 4.9% to a record breaking result of $38.7 million.

●	Net income attributable to Magic Software’s shareholders for the first half period ended June 30, 2023 increased by 11.1% to $21.4 million, or $0.44 per fully diluted share, compared to $19.3 million, or $0.39 per fully diluted share, in the same period last year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the first half period ended June 30, 2023 increased by 6.8% to $26.4 million, or $0.54 per fully diluted share, compared to $24.7 million, or $0.50 per fully diluted share, in the same period last year.

●

Cash flow from operating activities for the first half period ended June 30, 2023 amounted to $42.6 million compared to $18.4 million in the same period last year. Cash flow from operating activities for the first half period ended June 30, 2022 included $3.7 million for payments of deferred and contingent consideration related to acquisitions.

●	As of June 30, 2023, Magic’s net cash and cash equivalents and short-term bank deposits amounted to $106.0 million.

Declaration of Dividend for the First Half of 2023

●	In accordance with its dividend distribution policy, the Company’s board of directors declared a semi-annual cash dividend in an amount of 32.7 cents per share and in an aggregate amount of approximately $16.1 million, reflecting approximately 75% of its distributable profits for the first half of 2023.

●	The dividend is payable on September 13, 2023, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on August 30, 2023.

●	In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

●	The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded both on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market

Guy Bernstein, Chief Executive Officer of Magic Software, said: “Revenue in the second quarter of 2023 amounted to $137.6 million, up 0.4% from the second quarter of 2022. On a constant currency basis, our top line growth rate compared to the second quarter of 2022 was 4.4% with non-GAAP operating income growing by 7.1%. Magic Software’s unique and diversified business model is proven to be strong as we continue to present increasing levels of profit even during turbulent times of economic challenges.” stated Guy Berenstein, CEO of Magic. “We continue to operate in Israel and the US in all areas of technology, and especially in areas that are in high demand: digital, data, cyber, cloud, and core operational systems and to lead complex and strategic projects that are critical for our clients, across multiple sectors while remaining cautious about the macro-economic environment. As we move forward, we remain committed to executing our strategy to build a broad portfolio of software products and services that creates value for our customers in managing, streamlining, accelerating and maximizing their businesses.”

Conference Call Details

Magic Software’s management will host a conference call on Monday, August 14, 2023, at 9:00 am Eastern Daylight Time (16:00 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-866-652-8972

UK: 0-800-917-9141

ISRAEL: 03-918-0650

ALL OTHERS: +972-3-918-0650

For those unable to join the live call, a replay of the call will be available in the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures together with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Cost of share-based payment;

●	Costs related to acquisition of new businesses;

●	The related tax, non-controlling interests’ effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of IT consulting services and end-to-end integration and application development platforms solutions.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe,” “guidance” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2022, which filed on May 11, 2023, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Ronen Platkevitz

Magic Software Enterprises
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	Unaudited		Unaudited
Revenues	$137,583	$136,978	$280,023	$275,683
Cost of Revenues	97,278	100,385	200,833	201,512
Gross profit	40,305	36,593	79,190	74,171
Research and development, net	2,425	2,596	4,964	4,935
Selling, marketing and general and administrative expenses	22,431	19,447	43,595	38,245
Decrease in valuation of contingent consideration related to acquisitions	-	(423)	(165)	(106)
Total operating costs and expenses	24,856	21,620	48,394	43,074
Operating income	15,449	14,973	30,796	31,097
Financial expenses, net	(248)	(531)	(812)	(1,345)
(Increase) decrease in valuation of consideration related to acquisitions	(68)	122	(203)	(722)
Income before taxes on income	15,133	14,564	29,781	29,030
Taxes on income	2,455	3,610	5,268	6,815
Net income	$12,678	$10,954	$24,513	$22,215
Net income attributable to non-controlling interests	(1,384)	(1,402)	(3,111)	(2,948)
Net income attributable to Magic’s shareholders	$11,294	$9,552	$21,402	$19,267

Weighted average number of shares used in computing net earnings per share

Basic	49,093	49,093	49,093	49,085

Diluted	49,133	49,123	49,133	49,130

Basic and diluted earnings per share attributable to Magic’s shareholders	$0.23	$0.19	$0.44	$0.39

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	Unaudited		Unaudited

GAAP gross profit	$40,305	$36,593	$79,190	$74,171
Amortization of capitalized software and acquired technology	1,096	1,118	2,071	2,256
Amortization of other intangible assets	244	464	489	666
Non-GAAP gross profit	$41,645	$38,175	$81,750	$77,093

GAAP operating income	$15,449	$14,973	$30,796	$31,097
Gross profit adjustments	1,340	1,582	2,560	2,922
Amortization of other intangible assets	1,666	2,280	3,730	4,382
Decrease in valuation of contingent consideration related to acquisitions	-	(423)	(165)	(106)
Capitalization of software development	(723)	(734)	(1,434)	(1,605)
Costs related to acquisitions	107	49	181	59
Stock-based compensation	609	70	1,231	140
Non-GAAP operating income	$18,448	$17,797	$36,899	$36,889

GAAP net income attributable to Magic’s shareholders	$11,294	$9,552	$21,402	$19,267
Operating income adjustments	2,999	2,824	6,103	5,792
Expenses attributed to non-controlling interests and redeemable non-controlling interests	(377)	(168)	(524)	(320)
Changes in unsettled fair value of contingent consideration related to acquisitions	68	(122)	203	722
Deferred taxes on the above items	(444)	(372)	(791)	(743)
Non-GAAP net income attributable to Magic’s shareholders	$13,540	$11,714	$26,393	$24,718

Non-GAAP basic and diluted net earnings per share	$0.28	$0.24	$0.54	$0.50

Weighted average number of shares used in computing basic net earnings per share	49,093	49,093	49,093	49,085

Weighted average number of shares used in computing diluted net earnings per share	49,137	49,138	49,137	49,146

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Six months ended
	June 30,				June 30,
	2023		2022		2023		2022
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$137,583	100%	$136,978	100%	$280,023	100%	$275,683	100%
Gross profit	41,645	30.3%	38,175	27.9%	81,750	29.2%	77,093	28.0%
Operating income	18,448	13.4%	17,797	13.0%	36,899	13.2%	36,889	13.4%
Net income attributable to Magic’s shareholders	13,540	9.8%	11,714	8.6%	26,393	9.4%	24,718	9.0%

Basic and diluted earnings per share	$0.28		$0.24		$0.54		$0.50

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	June 30,	December 31,
	2023	2022
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$104,619	$83,062
Short-term bank deposits	1,405	3,904
Trade receivables, net	134,252	148,480
Other accounts receivable and prepaid expenses	18,769	13,652
Total current assets	259,045	249,098

LONG-TERM ASSETS:
Deferred tax assets	5,111	3,618
Right-of-use assets	24,690	27,536
Other long-term receivables	6,409	5,795
Property and equipment, net	7,854	8,338
Intangible assets and goodwill, net	226,648	210,756
Total long-term assets	270,712	256,043

TOTAL ASSETS	$529,757	$505,141

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$30,933	$20,755
Trade payables	25,740	27,598
Accrued expenses and other accounts payable	44,412	46,842
Current maturities of lease liabilities	4,311	4,591
Liability in respect of business combinations	6,685	19,287
Put options of non-controlling interests	21,700	27,172
Deferred revenues and customer advances	14,145	9,808
Total current liabilities	147,926	156,053

LONG-TERM LIABILITIES:
Long-term debt	58,662	30,412
Deferred tax liability	10,658	10,686
Long-term lease liabilities	21,799	24,282
Long-term liability in respect of business combinations	991	5,376
Put options of non-controlling interests	1,066	1,120
Accrued severance pay, net	1,045	901
Total long-term liabilities	94,221	72,777

EQUITY:
Magic Software Enterprises shareholders’ equity	262,427	262,927
Non-controlling interests	25,183	13,384
Total equity	287,610	276,311

TOTAL LIABILITIES AND EQUITY	$529,757	$505,141

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	Six months ended June 30,
	2023	2022
	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$24,513	$22,215
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,917	10,334
Cost of share-based payment	1,231	140
Change in deferred taxes, net	(2,257)	(1,163)
Payments of deferred and contingent consideration related to acquisitions	(40)	(3,748)
Capital gain on sale of fixed assets	(5)	-
Amortization of marketable securities premium and accretion of discount	(49)	93
Effect of exchange rate on of cash and cash equivalents held in currencies other than the functional currency	906	1,662
Changes in value of short-term and long-term loans from banks and others and deposits, net	499	(1,210)
Working capital adjustments:
Trade receivables	17,315	(5,011)
Other current and long-term accounts receivable	(8,423)	(1,875)
Trade payables	(1,333)	(4,164)
Accrued expenses and other accounts payable	(4,072)	(1,991)
Deferred revenues	4,439	3,075
Net cash provided by operating activities	42,641	18,357

Cash flows from investing activities:

Capitalized software development costs	(1,434)	(1,605)
Purchase of property and equipment	(625)	(2,206)
Cash paid in conjunction with acquisitions, net of acquired cash	(15,585)	(12,289)
Payments of deferred and contingent consideration related to acquisitions	(17,330)	(4,616)
Proceeds from sale of property and equipment	10	-
Proceeds from repayment of loan receivables	541	-
Investment in long-term bank deposit	(528)	-
Purchase of intangible asset	-	(219)
Proceeds from short-term bank deposits	3,532	2,565
Net cash used in investing activities	(31,419)	(18,370)

Cash flows from financing activities:

Dividend to Magic’s shareholders	(14,739)	(10,604)
Dividend paid to non-controlling interests	(2,733)	(2,088)
Repayment of lease liabilities	(2,720)	(2,511)
Short-term and long-term loans received	49,463	26,501
Purchase of redeemable non-controlling interest	(5,073)	-
Repayment of short-term and long-term loans	(10,742)	(4,841)
Net cash provided by financing activities	13,456	6,457

Effect of exchange rate changes on cash and cash equivalents	(3,121)	(6,282)

Increase in cash and cash equivalents	21,557	163
Cash and cash equivalents at the beginning of the period	83,062	88,090
Cash and cash equivalents at end of the period	$104,619	$88,253